Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Xenia Hotels & Resorts, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑201829) on Form S-8 of Xenia Hotels & Resorts, Inc. of our reports dated February 28, 2017, with respect to the consolidated balance sheets of Xenia Hotels & Resorts, Inc. as of December 31, 2016 and 2015, and the related combined consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Xenia Hotels & Resorts, Inc.

/s/ KPMG LLP
Orlando, Florida
February 28, 2017
Certified Public Accountants